

<u>*By Electronic Mail*</u>

March 14, 2022

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

RE: ETF Series Solutions
        Issuer CIK: 0001540305
        Issuer File Number: 333-179562/811-22668
        Form Type: 8-A12B
        Filing Date: March 14, 2022

To Whom It May Concern:

Please be advised that Cboe BZX Exchange, Inc. has received an application from the above-referenced issuer and has approved the following securities for listing on Cboe BZX Exchange, Inc. ("Exchange"):

- LHA Market State Tactical Q ETF (MSTQ)

The Exchange requests acceleration of registration of these securities under the Securities Exchange Act of 1934, as amended. If there are any questions, please call me at (913) 815-7024. Your assistance is greatly appreciated.

Sincerely,

Bianca Stodden
Senior Analyst, Listing Qualifications